September 9, 2019

Brian L. Koopman
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

       Re: Utah Medical Products, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 31, 2019
           Form 10-Q for the Fiscal Quarter Ended June 30, 2019
           Filed August 9, 2019
           File No. 001-12575

Dear Mr. Koopman:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
f) Income Before Taxes (EBT), page 14

1. You present and discuss the measure called "adjusted consolidated EBITDA" in this section without identifying it as non-GAAP and providing the reconciliation and other disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations of non-GAAP measures in future filings to fully comply with that guidance. Refer also to our Compliance & Disclosure Interpretations on non-GAAP financial measures.
General

2. We note that you rely very heavily on defined terms throughout the filing and, especially so, in the Analysis of Results of Operations. When preparing your future filings, consider
 Brian L. Koopman
Utah Medical Products, Inc.
September 9, 2019
Page 2
         using defined terms sparingly in your discussions and disclosures so that investors can more easily read and comprehend the information. Refer to Staff Legal Bulletin 7. See also the guidance provided in the SEC's Plain English Handbook found at
         www.sec.gov/pdf/handbook.pdf.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at 202 551-3761 or Martin James, Senior Assistant
Chief Accountant, at 202 551-3671 with any questions.



FirstName LastNameBrian L. Koopman                            Sincerely,
Comapany NameUtah Medical Products, Inc.
                                                              Division of
Corporation Finance
September 9, 2019 Page 2                                      Office of
Electronics and Machinery
FirstName LastName